UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Resignation of Directors; Appointment of New Directors; Changes to the Committee Memberships

This report on Form 6-K (the “Report”) contains information on changes to the Board of Directors (the "Board") of Paysafe Limited (“Paysafe” or the “Company”). On February 26, 2026, Mr. Peter Rutland resigned from his position as a member of the Board but will continue to attend meetings of the Board in a non‑voting observer capacity. Mr. Rutland's resignation was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices. In addition, on February 26, 2026, Mr. Matthew Bryant resigned from his position as a member of the Board and as a member of the Risk Oversight Committee. Mr. Bryant's resignation was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices.

On February 26, 2026, the Board approved an increase in the size of the Board from ten to twelve members, and, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, appointed each of Mr. Rupert Keeley, Mr. Peter Thompson, Ms. Karin Timpone, and Mr. Edward Wertheim to fill the newly created directorships. Effective February 27, 2026, Ms. Timpone will serve on the Risk Oversight Committee and the Nominating and Corporate Governance Committee, Mr. Thompson will serve on the Audit Committee and the Compensation Committee, and Mr. Keeley will serve on the Nominating and Corporate Governance Committee. In addition, effective February 27, 2026 the Board approved the appointment of Ms. Heiss to the chair of the Audit Committee, Mr. Brooker to the chair of the Risk Oversight Committee, Mr. Jabbour to the chair of Compensation Committee, and Mr. Keeley to the chair of the Nominating and Governance Committee.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-256692), Form S-8 (No. 333-270582), Form S-8 (No. 333-279401) and Form F-3 (File No. 333-263910) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Press Release, dated February 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 27, 2026	PAYSAFE LIMITED

	By:	/s/ Elliott Wiseman
	Name:	Elliott Wiseman
	Title:	Chief Legal and People Officer